November 7, 2011

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:	Angie Kim, Staff Attorney
Robyn Manuel, Staff Accountant

Re:

Comment Letter Dated October 14, 2011, Comment Letter Dated November 4, 2011 Mattress Firm Holding Corp. and Comments Provided Orally on November 4, 2011 Registration Statement on Form S-1 filed June 10, 2011, as amended File No. 333-174830

Dear Ms. Kim:

On behalf of Mattress Firm Holding Corp., a Delaware corporation (the “Company”), please find below the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letters dated October 14, 2011 (the “October Comment Letter”) and November 4, 2011 (the “November Comment Letter”), as well as the additional comments provided orally on November 4, 2011 (together with the comments provided in the October Comment Letter and the November Comment Letter, the “Comments”), relating to the Company’s Registration Statement on Form S-1, filed with the Commission on June 10, 2011 (File No. 333-174830) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on July 8, 2011, Amendment No.2 to the Registration Statement filed with the Commission on July 25, 2011, Amendment No.3 to the Registration Statement filed with the Commission on August 26, 2011 (“Amendment No. 3”) and Amendment No.4 to the Registration Statement filed with the Commission on September 28, 2011 (“Amendment No. 4”).

All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request.  All responses to the accounting comments were prepared by the Company in consultation with its independent registered public accounting firm.  We have set forth the Company’s responses below and are filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflects these comments (as applicable), simultaneously with this letter.  For your convenience and in order to expedite the Staff’s review of the Company’s responses to the Comments, the Company is supplementally providing the Staff with four copies of the Registration Statement that have been marked to indicate the changes from Amendment No. 4.

For reference purposes, the Comments are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below such Comments.  References to page numbers are to the page numbers of Amendment No. 5.

Responses to the October Comment Letter

Risks Related to this Offering and Our Stock, page 31

We have identified material weaknesses in our internal control over interim unaudited financial reporting and our impairment testing for goodwill. . ., page 31

1.                                      We note the detailed description of the errors that existed with respect to the timing and amount of goodwill impairment recognized in certain prior periods. Because the errors themselves are not the material weaknesses, please revise your disclosure to identify and describe the material weaknesses in internal control over financial reporting.

RESPONSE TO COMMENT 1

The Registration Statement has been revised in response to this comment. See page 33.

Dilution, page 42

2.                                      We note the dilution disclosure provided in your correspondence dated September 29, 2011. Please show us how you computed net tangible book value and net tangible book value per share after the offering.

RESPONSE TO COMMENT 2

The Company supplementally provides the Staff with the following table, which details the calculation of net tangible book value at August 2, 2011 (in thousands):

(thousands)
8/2/2011
Stockholder’s Equity	$(10,978)
Less:
Goodwill	287,379
Intangible assets	84,793
Debt issue costs	4,284
376,456
Net Tangible Book Value	$(387,434)

Additionally, consistent with the Company’s supplemental correspondence with the Staff dated September 29, 2011, the following table illustrates the calculation of net tangible book value per share post-IPO (in thousands):

	(thousands)
Net Tangible Book Value at 8/2/2011	$(387,434)

IPO Proceeds, net of direct costs	88,589	(1)
Note conversions	96,585	(2)

Post-IPO Net Tangible Book Value	$(202,260)

(1)                IPO Proceeds of $100 million, less 7% underwriter fees, $1.4 million accrued management fees and termination fee, and $3.0 million in IPO related direct costs.

(2)                Conversions of aggregate principal and accrued interest for the PIK Notes and Convertible Notes as of August 2, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 57

Twenty-six Weeks Ended August 2, 2011 Compared to Twenty-six Weeks Ended August 3, 2010, page 58

3.                          Please discuss the loss on extinguishment of debt during the twenty-six weeks ended August 2, 2011.

RESPONSE TO COMMENT 3

The Registration Statement has been revised in response to this comment.  See page 62.

Fiscal 2009 Compared to Fiscal 2008, page 64

Income tax expense, page 66

4.                          Please include a discussion of the effect of goodwill impairment charges on your effective tax rate for fiscal 2008 as compared to fiscal 2009.

RESPONSE TO COMMENT 4

The Registration Statement has been revised in response to this comment.  See page 68.

Critical Accounting Policies and Use of Estimates, page 74

Goodwill and Indefinite-Lived Intangible Assets, page 76

5.                          We reviewed your response to comment two in our letter dated September 8, 2011. We understand that the operating results of each company-operated store in a market are reviewed by the segment manager, as contemplated in ASC 280-10-50-7. We also understand based on the revised disclosures on page F-16 that your chief operating decision maker reviews the aggregated results of company-operated stores at the metropolitan market level. Please tell us whether the chief operating decision maker also reviews operating results for company-operated retail stores at the store level, as you had previously disclosed on page F-16 of amendment number three to Form S-1 filed August 26, 2011. If so, as previously requested, please tell us in detail your consideration of whether each individual store is an operating segment as defined in ASC 280-10-50-1 through ASC 280-10-50-9. While we do not necessarily expect this would impact disclosures by reportable segment under ASC 280, we believe this could impact your determination of reporting units and thus the level at which goodwill should be tested for impairment, which could be as low as the individual store level. In responding to the comment, please provide us a complete copy of the most recent financial reporting package provided to the chief operating decision maker.

RESPONSE TO COMMENT 5

The Company supplementally advises the Staff that the chief operating decision maker regularly reviews operating results at the market level to allocate resources to and assess the performance of the Company’s operating segments.  The chief operating decision maker has access to other information, including store-level, which is reviewed as is necessary, although less than regularly, to provide supplemental information that is considered in making decisions regarding resource allocation that have the objective of improving market level operating results.  The disclosure of Reportable Segments on page F-16 of Amendment No. 3 was subsequently amended to properly describe the financial results that are regularly reviewed by the chief operating decision maker.  The Company is supplementally furnishing the Staff with the most recent financial reporting package for Mattress Holding Corp., an indirect subsidiary of the Company, for the 4 weeks/7 periods ended August 30, 2011, which is the corporate entity at which full financial results are regularly prepared and reviewed internally.  The financial information for Mattress Holding Corp. excludes debt issued by the Company and its direct subsidiary, which consists of the 2009 Loan Facility, the PIK Notes and the Convertibles Notes.

6.                          We note your disclosure that enterprise value is allocated to each reporting unit based on a systematic rationale and consistent methodology. Please describe in a reasonable amount of detail the methodology used to allocate enterprise value to reporting units. Please also tell us your basis for estimating the fair value of reporting units using this approach rather than estimating fair value at the reporting unit level (e.g., using an appropriate present value technique or based on multiples of reporting unit earnings, revenues, etc.).

RESPONSE TO COMMENT 6

The Company supplementally advises the Staff that it believes that the method used in determining the fair value of its market-level reporting units provides a result that is consistent with the requirements and intent of ASC 350-20-35-24, which provides that the fair value of a reporting unit may be estimated using a valuation technique based on multiples of earnings or revenue or a similar performance measure if that technique is consistent with the objective of measuring fair value.  The Company’s approach to determining the enterprise value of each reporting unit recognizes that its reporting units have similar economic characteristics, and was applied as follows:

1.               The enterprise value of the entity was determined as disclosed in “Critical Accounting Policies and Use of Estimates - Goodwill and Indefinite-Lived Intangible Assets” on page 76 of Amendment No. 4.

2.               The enterprise value resulting from the valuation method includes value attributable to non amortizing intangible assets, consisting of trade names and trademarks.  Trade name and trademark intangible assets are not allocated to the market-level reporting units upon the expectation that such assets would not be transferred to a hypothetical buyer of the operations in a single market.  Accordingly, the enterprise value allocable to reporting units was reduced by an amount equal to the estimated fair value of trade names and trademarks, which was determined separately for the intangible asset impairment tests performed in each of the years.

3.               The resulting enterprise value allocable to market-level reporting units was allocated based upon the relative amounts of market-level EBITDA.  Market-level EBITDA was an average of the most recent period (i.e., the period for which the goodwill test was performed) and the budgeted amount for the following year, as was included in the Company’s consolidated operating budget approved by the board of directors at the beginning of each fiscal year.  The market-level EBITDA multiples derived from this allocation method (determined by dividing the allocated enterprise value by market-level EBITDA for the most recent period) were reviewed for reasonableness.

In the Company’s experience of buying specialty mattress businesses, purchase price is often based upon a multiple of EBITDA, and a business that is actively opening stores and increasing its market share and EBITDA margins will command a higher EBITDA multiple in determining purchase price.  The implied EBITDA valuation multiples derived from this allocation method vary among markets, and are higher for those markets that are expected to increase EBITDA results at higher rates relative to other markets.  Furthermore, this method of determining reporting unit fair values results in values that aggregate to the total amount of allocable enterprise value.

7.                          We note your disclosure that as of February 1, 2011 three reporting units passed step one of the goodwill impairment test with a percentage of fair value in excess of the carrying value of less than 10%. Please provide the following disclosures for each of these three reporting units:

•                  Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  Amount of goodwill allocated to the reporting unit;

•                  Description of the methods and key assumptions used and how the key assumptions were determined;

•                  Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•                  Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE TO COMMENT 7

With respect to the first two bullet points in the Staff’s comment, the Company has added disclosure at pages 78 and 79 of the Registration Statement in response to the comment.  With respect to the third bullet point in the Staff’s comment, the Company respectfully refer the Staff to the disclosure describing the methods and assumptions utilized in determining the enterprise value of the Company and the method for allocating such enterprise value to each of the reporting units at pages 78 and 79 of the Registration Statement, which includes additional disclosure in response to this comment by providing information on the basis on which enterprise value is allocated to each of the Company’s reporting units.  With respect to the fourth and fifth bullet points in the Staff’s comment, the Company has added disclosure at pages 78 and 79.

Determination of the Fair Value of Class B Units on Grant Date, page 81

8.                          We note your disclosures regarding the factors accounting for the difference between the assumed initial public offering price relative to the estimated fair value of the common stock derived from the valuation of Class B Units issued on October 21, 2010 in your correspondence dated September 29, 2011. Please revise your disclosure to discuss with more specificity the reasons for the increase in the value of the common stock. In doing so, please quantify the impact on the value of your common shares attributed to: 1) changes in assumptions regarding, for example, revenues, operating results and earnings per share; 2) removal of the marketability and other discounts; and 3) improved market conditions. Where changes in assumptions, such as assumptions of revenue growth and prospects of the business and assumptions regarding the outlook for the mattress industry have changed significantly, please describe in a reasonable amount of detail the basis for the revised assumptions.

RESPONSE TO COMMENT 8

The Registration Statement has been revised at page 86 to correct the disclosure of the estimated fair value of the Company’s common stock at October 21, 2010 arising from an assumed liquidity event resulting from an initial public offering to include the lack of marketability discount that was assumed in the valuation.  The Registration Statement has also been revised at page 86 to address the Staff’s comment.

Executive Compensation, page 105

Compensation Discussion and Analysis, page 105

Employment and Severance Arrangements, page 112

9.                          Please revise to discuss the factors considered in increasing Messrs. Stagner, Black and Fendrich’s annual base salary. Please see Item 402(b)(2)(ix) of Regulation S-K.

RESPONSE TO COMMENT 9

The Registration Statement has been revised in response to this comment.  See page 115.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 6. Notes Payable and Long-term Debt, page F-26

Convertible Notes, page F-30

10.                   Please disclose the conversion price and other pertinent terms of the Convertible Notes. Please be sure to address whether the conversion terms are eliminated if the offering is not consummated. Refer to ASC 470-20-50-5.

RESPONSE TO COMMENT 10

The Registration Statement has been revised in response to this comment.  See page F-30.

Exhibit List, page E-1

11.                   Please revise to reflect Exhibit 23.2 has been filed.

RESPONSE TO COMMENT 11

The Registration Statement has been revised in response to this comment.  See page E-2.

Exhibit 5.1

12.                   The reference to the Delaware General Corporation Law in the third paragraph should also include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission’s official file regarding this registration statement.

RESPONSE TO COMMENT 12

The Company supplementally advises the Staff that its counsel has confirmed that the opinions expressed in Exhibit 5.1 will also cover all applicable Delaware statutory provisions and the reported judicial decisions interpreting these laws.  A revised version of Exhibit 5.1 is being filed as an exhibit to the Registration Statement.

Responses to the November Comment Letter

Prospectus Summary, page 1

Recent Developments, page 9

Financial data for the thirteen-weeks ended November 1, 2011, page 9

1.              We note that you plan to disclose expected net sales and expected ranges of Adjusted EBITDA and net income for the thirteen-week period ended

November 1, 2011. Please note that any range presented should be sufficiently narrow to be meaningful. In this regard, please tell us why you are unable to present an estimate of Adjusted EBITDA, as opposed to a range. Also, to the extent that any of the estimates or ranges reveal a significant change from the prior period, please expand your disclosure to explain, both quantitatively and qualitatively, the factors that led to the change and ensure that you have provided sufficient context so that the estimates and ranges you present are not misleading. Also expand your disclosure if the estimates or ranges reveal any new trends that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income or result in your liquidity decreasing or increasing in any material way.

RESPONSE TO COMMENT 1

The Registration Statement has been revised in response to this comment. See pages 9 through 11.  The Company supplementally advises the Staff that its most recently completed fiscal quarter ended on November 1 and that its standard closing process generally is to determine its full financial results seven business days after the quarter end.  As a result, the preliminary financial results presented in the Registration Statement are, by necessity, based upon estimates of expenses, and lack the precision with which the Company’s final results will be determined.  The major areas that are included in the Company’s results based upon estimations include (i) volume-based incentives included in costs of sales, (ii) changes in reserves for product and warranty returns included in costs of sales, (ii) salesman compensation included in selling and market expenses and (iv) changes in reserves for self-insured health insurance claims included in general and administrative expenses.  While the Company has sufficient information to provide a reasonable estimate of the range of its expected Adjusted EBITDA and net income results, including estimates of the items mentioned above, it believes that to provide a point estimate of its results would imply a significantly higher degree of certainty than would be appropriate given the preliminary nature of these results.  The Company further supplementally advises the Staff that, aside from the increase in net sales, an increase in the number of stores in operation and a lower effective income tax rate as a result of income tax benefits arising from the anticipated utilization of net operating loss carryforwards for which a valuation allowance against deferred tax assets was provided in prior years as factors driving the increase in Adjusted EBITDA and net income (as disclosed in the revised Registration Statement), it is not currently aware of any material trends impacting its operations or financial condition that should be disclosed in connection with its preliminary results for the thirteen weeks ended November 1, 2011.

2.                          Please discuss the reasons for any material changes in net income in the last paragraph on page 10.

RESPONSE TO COMMENT 2

The Registration Statement has been revised in response to this comment. See page 10.  The Company also refers the Staff to its supplemental response to comment 1 above.

3.                          Please revise the first sentence of the last paragraph to reflect that the financial data within a range and the expected net sales data are preliminary, etc.

RESPONSE TO COMMENT 3

The Registration Statement has been revised in response to this comment. See page 11.

4.                          Please confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers or narrower ranges become available for net sales, Adjusted EBITDA or net income or your financial statements for the most recent quarterly period become available, they must be included in your registration statement.

RESPONSE TO COMMENT 4

The Company supplementally confirms that if, prior to the effective date of the Registration Statement, more precise numbers or narrower ranges become available for net sales, Adjusted EBITDA or net income (as applicable) or the financial statements for its most recent quarterly period become available, they will be included in the Registration Statement.

Comments Provided Orally on November 4, 2011

Registration Statement Cover

1.              Please revise the amount of registration fee to accurately reflect the additional $6,388,872 that is being registered.

RESPONSE TO COMMENT 1

The Registration Statement has been revised in response to this comment.  See cover page to the Registration Statement.

Prospectus Summary, page 1

2.              Please update the number of company-operated and franchised stores so it is given as of November 1, 2011.

RESPONSE TO COMMENT 2

The Registration Statement has been revised in response to this comment.  See pages 1, 2, 7, 90, 94 and 97.

Exhibits

3.              Please file as exhibits Exhibit 10.22 and the termination agreement to the Equity Support Agreement.

RESPONSE TO COMMENT 3

Exhibit 10.22 and Equity Support Letter Amendment are being filed as exhibits to the Registration Statement.

*       *       *

The Company has authorized us to acknowledge on its behalf that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it is the Staff’s view that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please contact the undersigned at 312-845-1265 or Richard Gluckselig at 212-841-0445.  Thank you for your assistance.

Very truly yours,

/s/ Andrew J. Terry

Andrew J. Terry

cc:	Brigitte Lippmann, Special Counsel
Robyn Manuel, Staff Accountant
James Allegretto, Senior Assistant Chief Accountant
R. Stephen Stagner, Mattress Firm Holding Corp.
Jim R. Black, Mattress Firm Holding Corp.
Charles Strauss, Fulbright & Jaworski L.L.P.
Gene G. Lewis, Fulbright & Jaworski L.L.P.